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19007661

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-52300

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Falkenberg Capital Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

501 S. Cherry Street, Suite 670
(No. and Street)

Denver	CO	80246
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bruce Falkenberg 303-320-4800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Harding and Hittesdorf, P.C.
(Name – *if individual, state last, first, middle name*)

650 S. Cherry Street, Suite 1050	Glendale	CO	80246
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing
MAR 01 2019
Washington, DC

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Bruce Falkenberg, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Falkenberg Capital Corporation, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

JACQUELINE V GARDNER
NOTARY PUBLIC
STATE OF COLORADO
NOTARY ID 20084020143
MY COMMISSION EXPIRES JUNE 13, 2020

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FALKENBERG CAPITAL CORPORATION
(SEC File No. 8-52300)

Report of Independent Registered Public Accounting Firm
on Financial Statements and Supplemental
Schedules for the Years Ended December 31, 2018 and 2017
and Report of Independent Registered Accounting Firm on Exemption Report

FALKENBERG CAPITAL CORPORATION

TABLE OF CONTENTS

HARDING AND HITTESDORF, P.C.
Certified Public Accountants

650 S. Cherry Street, Suite 1050
Denver, Colorado 80246
(303) 393-0888
FAX (303) 393-0894
www.hhcpafirm.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Director and Stockholder
Falkenberg Capital Corporation
Denver, Colorado

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of Falkenberg Capital Corporation (an S-Corporation) as of December 31, 2018 and 2017, the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Falkenberg Capital Corporation as of December 31, 2018 and 2017, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Falkenberg Capital Corporation's management. Our responsibility is to express an opinion on Falkenberg Capital Corporation's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Falkenberg Capital Corporation in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplementary information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of Falkenberg Capital Corporation's financial statements. The supplementary information is the responsibility of Falkenberg Capital Corporation's management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with 17 C.F.R. Section 240.17a-5. In our opinion, the supplementary information contained in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

Harding & Hittesdorf, P.C.

HARDING AND HITTESDORF, P.C.
Certified Public Accountants
We have served as Falkenberg Capital Corporations' auditor since 2008.
Denver, Colorado
February 25, 2019

FALKENBERG CAPITAL CORPORATION
STATEMENTS OF FINANCIAL CONDITION
ASSETS

	DECEMBER 31, 2018	DECEMBER 31, 2017
CURRENT ASSETS:		
Cash and cash equivalents	$295,017	$167,399
Due from officer	26,523	12,827
Other receivables	2,446	2,504
Total Current Assets	323,986	182,730
PROPERTY AND EQUIPMENT, at cost		
Office equipment and software	62,718	64,811
Furniture	52,547	52,547
	115,265	117,358
Less accumulated depreciation	115,265	117,358
	-	-
OTHER ASSET		
Deposits	4,073	4,073
TOTAL ASSETS	$328,059	$186,803

FALKENBERG CAPITAL CORPORATION
STATEMENTS OF FINANCIAL CONDITION
LIABILITIES AND STOCKHOLDER'S EQUITY

	DECEMBER 31, 2018	DECEMBER 31, 2017
CURRENT LIABILITIES:		
Accounts payable	$11,908	$15,600
Accrued expenses	1,683	687
Total Current Liabilities	13,591	16,287
COMMITMENT (Note 5)		
STOCKHOLDER'S EQUITY:		
Common stock, no par value; authorized 10,000 shares, 1,000 shares issued and outstanding	1,250	1,250
Additional paid-in capital	575,000	100,000
Retained earnings	-261,782	69,266
Total Stockholder's Equity	314,468	170,516
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$328,059	$186,803

FALKENBERG CAPITAL CORPORATION
STATEMENTS OF OPERATIONS

	YEARS ENDED DECEMBER 31, 2018	2017
REVENUES:		
Advisory services	$138,750	$817,250
Consulting income	0	13,500
Miscellaneous income	104	210
Interest Income	56	77
	138,910	831,037
OPERATING EXPENSES		
Salaries and commisions	259,986	637,098
Travel and entertainment	38,883	77,698
Legal and professional fees	23,603	10,202
Office rent	43,533	54,213
Payroll taxes	20,080	45,791
Computer expense	20,814	24,922
Miscellaneous	7,390	33,130
Conventions and seminars	3,258	12,435
Insurance	11,109	23,489
Telephone	19,758	17,788
Regulatory fees	3,283	4,842
Depreciation	557	8,832
Dues and subscriptions	17,704	8,954
	$469,958	$959,394
NET LOSS	($331,048)	($128,357)

FALKENBERG CAPITAL CORPORATION
STATEMENTS OF CHANGES IN RETAINED EARNINGS
YEARS ENDED DECEMBER 31, 2018 AND 2017

Balance at December 31, 2016	$1,447,623
Net Income (Loss)	(128,357)
Distributions	(1,250,000)
Balance at December 31, 2017	$69,266
Net Income (Loss)	(331,048)
Balance at December 31, 2018	($261,782)

FALKENBERG CAPITAL CORPORATION
STATEMENTS OF CASH FLOWS

	YEARS ENDED DECEMBER 31, 2018	YEARS ENDED DECEMBER 31, 2017
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (331,048)	$ (128,357)
Adjustments to reconcile net income to net cash provided (used) by operations:		
Depreciation	557	8,832
Increase (decrease) in cash resulting from change in:		
Due from officer	(13,696)	(3,342)
Other receivables	58	(721)
Accounts payable	(3,692)	258
Accrued expenses	996	(22,861)
NET CASH PROVIDED BY (USED FOR) OPERATING ACTIVITIES	(346,825)	(146,191)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of property and equipment	(557)	(8,832)
Deposit paid	0	(2,828)
NET CASH USED FOR INVESTING ACTIVITIES	(557)	(11,660)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Additional paid-in capital	475,000	0
Dividends paid	0	(1,250,000)
NET CASH PROVIDED (USED) FOR FINANCING ACTIVITIES	475,000	(1,250,000)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	127,618	(1,407,851)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	167,399	1,575,250
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 295,017	$ 167,399

Supplemental disclosure on noncash data:

The Company retired assets with an original cost of $2,650 and $41,129 during the years ended December 31, 2018 and 2017, respectively.

FALKENBERG CAPITAL CORPORATION

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2018 AND 2017

1. Summary of Significant Accounting Policies

Organization

Falkenberg Capital Corporation (an S corporation) provides merger and acquisition and corporate finance services, exclusively in the United States, to companies engaged in the telecommunications and media industries.

The Company is registered with the Securities and Exchange Commission ("SEC") and is also a member of the Financial Industry Regulatory Authority ("FINRA"). The Company operates pursuant to paragraph (k)(2)(B) of Rule 15c3-3 of the Securities and Exchange Act of 1934 (the "Act") and does not carry customer accounts or clear customer transactions, nor does it plan to hold any customers' securities or funds. As a result, the Company is exempt from the remaining provisions and requirements of Rule 15c3-3 of the Act. Under this exemption, *Computation for Determination of Reserve Requirements* and *Information Relating to Possession or Control Requirements* are not required.

Cash and Cash Equivalents

Cash on hand and investments with original maturities of three months or less are classified as cash equivalents.

Concentration of Credit Risk

The Company often maintains cash balances in excess of the FDIC insurance limit resulting in a concentration of credit risk with the financial institutions that hold the Company's cash balances. The Company maintains such cash balances only with financial institutions with high credit standing.

1. Summary of Significant Accounting Policies (Continued)

Property and Equipment

Property and equipment are stated at cost. Depreciation is calculated principally by the straight-line method using a useful life of three to eight years. Maintenance and repairs are expensed as incurred. Major betterments are capitalized. The Company takes advantage of Internal Revenue Code Section 179 allowing depreciation write-offs of up to $1,000,000 in the year of acquisition. This method of writing off up to $1,000,000 in the year of acquisition is not a generally accepted accounting principle; however, the GAAP calculated depreciation did not vary materially from the tax method considering the financial statements taken as a whole.

Advertising Costs

Advertising costs are expensed as incurred.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Income Taxes

The Company is not a taxpaying entity for federal or state income tax purposes. Accordingly, no income tax expense has been recorded in the financial statements. Income of the Company is taxed to the shareholder in his individual return.

1. Summary of Significant Accounting Policies (Continued)

Subsequent Events

Management has reviewed subsequent events through the date of the auditors' report, which is the date the financial statements were available to be issued.

2. Significant Clients

The Company generally derives significant revenue from a few key clients. However, the makeup of the Company's client base varies from year to year. Accordingly, an annual concentration in revenue from the same clients is remote. The Company derived 100% of total revenue from two client in 2018 and 98% of total revenue from two clients in 2017.

3. Statutory Requirements

Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital of $5,000. At December 31, 2018, the Company's net capital was $281,426.

The Company is exempt from certain provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is not required to maintain a "Special Account for Exclusive Benefit of Customers". Such exemption is in accordance with paragraph (k) (2) (i) of the Rule.

4. Commitment

Lease Commitment

The Company incurred rental expense of $43,533 in 2018 and $54,213 in 2017 under a non-cancelable operating lease agreement for office space. In November, 2017 the Company entered into a new non-cancelable operating lease for office space which extends through January, 2021.

Future minimum lease payments under this lease through January 31, 2021 are:

2019	$47, 889
2020	$48,795
2021	$ 4,073

SUPPLEMENTAL INFORMATION

FALKENBERG CAPITAL CORPORATION

SUPPLEMENTAL SCHEDULE OF COMPUTATION OF NET CAPITAL,
MINIMUM NET CAPITAL REQUIRED, AND AGGREGATE INDEBTEDNESS

DECEMBER 31, 2018

STOCKHOLDER'S EQUITY	$314,468
DEDUCTIONS:	
Non-allowable assets	33,042
NET CAPITAL	$281,426
MINIMUM NET CAPITAL REQUIRED (greater of 6-2/3% of aggregate indebtedness or $5,000)	$ 5,000
AGGREGATE INDEBTEDNESS	$ 13,591
TOTAL LIABILITIES AND AGGREGATE INDEBTEDNESS	$ 13,591
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	4.83%

There is no material difference between the above net capital computation and the corresponding computation included in the Company's original Form X-17A-5 Part IIA Filing.

FALKENBERG CAPITAL CORPORATION

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3

DECEMBER 31, 2018

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, since the Company's activities are limited to those which qualify for an exemption under paragraph (k) (2) (i) of the Rule.

SCHEDULE II

HARDING AND HITTESDORF, P.C.
Certified Public Accountants

650 S. Cherry Street, Suite 1050
Denver, Colorado 80246
(303) 393-0888
FAX (303) 393-0894
www.hhcpafirm.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
of Falkenberg Capital Corporation

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Falkenberg Capital Corporation identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Falkenberg Capital Corporation claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (exemption provisions) and (2) Falkenberg Capital Corporation stated that Falkenberg Capital Corporation met the identified exemption provisions throughout the most recent fiscal year without exception. Falkenberg Capital Corporation's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Falkenberg Capital Corporation's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Harding + Hittesdorf, P.C.

HARDING AND HITTESDORF, P.C.
Denver, Colorado
February 25, 2019

FALKENBERG CAPITAL
CORPORATION
Investment Banking Services

501 South Cherry Street
Suite 670
Denver, Colorado 80246-1328

EXEMPTION REPORT

Falkenberg Capital Corporation, (Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. §240. 15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k):(2)(i)

2. The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

Falkenberg Capital Corporation

I, Bruce Falkenberg, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: [signature]

Title: President

February 28, 2019

Phone: 303 320-4800
FAX: 303 322-5796
www.falkenbergcapital.com